December 12, 2007

VIA EDGAR AND FACSIMILE (202) 772-9368

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Craig Slivka

Re:	Polycom, Inc.
Definitive Schedule 14A
Filed April 25, 2007
File No. 0-27978

Dear Mr. Slivka:

On behalf of Polycom, Inc. (the “Company”), this letter is being submitted in reference to the Securities and Exchange Commission’s letter to Robert C. Hagerty, President and Chief Executive Officer of the Company, dated November 30, 2007 (the “Comment Letter”), with respect to the Company’s executive compensation and other related disclosures in the Company’s definitive proxy statement.

The Company is working expeditiously to respond to the Comment Letter. The Company respectfully requests an extension of time to respond to the inquiries contained in the Comment Letter. The Company currently anticipates submitting a response to the Comment Letter on or before December 21, 2007.

Please do not hesitate to contact me (650-565-3728) or Sayed Darwish, the Company’s Senior Vice President and General Counsel (925-924-5721), with any questions you may have regarding this request. Thank you for your consideration.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Katherine Haar
Katherine Haar

cc:	Sayed Darwish, Polycom, Inc.
Mark A. Bertelsen, Esq., Wilson Sonsini Goodrich & Rosati